USELL.COM, INC.

33 E. 33rd Street, Suite 1101

New York, New York 10016

May 20, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	usell.com, Inc.

Response letter to SEC’s May 9, 2014 letter

Registration Statement on Form S-1/A

Filed April 15, 2014

File No.: 333-184007

Dear Mr. Spirgel:

Please find our response to the comments received from you in your comment letter dated May 9, 2014 related to the Registration Statement on Form S-1 (the “Registration Statement”) of usell.com, Inc. (“usell” or the “Company”). This response letter follows the Company’s filing of Amendment No. 2 to the Registration Statement (the “Amendment”). In addition to responding to the Staff’s comments, we have updated the Registration Statement as appropriate. In this respect, please note that on May 15, 2014, our board of directors substantially changed in order to meet NASDAQ requirements. Two non independent directors resigned and three new independent directors were appointed as directors and appropriate committees.

General

1.                  Please amend your registration statement cover page to include your units in the securities being registered table. Revise your prospectus cover page to clarify that the units are immediately separable into common stock and warrants.

Response:

The information has been provided in the fee table, on the cover page of the prospectus, and the Prospectus Summary at page 7.

2.                  Clarify the nature of the underwriter’s commitment to purchase securities in the offering.

Response:

Although the Company believes that the prior disclosure at page 55 complied with Item 508(a) and its instruction, clarifying language has been added.

Risk Factors, page 8

Because we have a limited operating history to evaluate our Company. . . ., page 9

3.                  Clarify what was the material change to your business model.

Response:

The Company has revised its disclosure on page 9 to describe the material changes to its business model.

Management’s Discussion and Analysis of Financial Condition and results of Operations, page 24

Revenue Recognition, page 25

4.                  We note the March 2014 change to your business model. Discuss managements’ reasons for the change and the anticipated impact of the change on your results of operations and financial condition for 2014 and beyond.

Response:

The Company has revised its disclosure on pages 24 and 27-28 to address the reasons for and anticipated outcome from the change in our business model.

Consumer Electronics Referrals, page 25

5.                  We note your changes in revenue recognition policy as described on page 26. It appears you changed the fee structure for commissions paid by buyers and the timing when you recognized those commissions. In regard to the changed fee structure, it appears that until January 2013, commissions were based on buyers’ offered prices for devices, while after, commissions were based on the overall demand for particular devices. Therefore, please explain and clarify your disclosure when you state, “Previously, our buyers were paid fees on the demand for the individual SKU which the seller was seeking to sell. Fees were no longer based on the value of the item sold.”

Response:

There was a scrivener’s error in the Registration Statement. The paragraph discussed above should not have had the word “were” included. The sentence has been revised on page 27 to state: “Beginning in January 2013, we changed our fee structure to our buyers. Our buyers paid fees based on the demand for the individual SKU which the seller was seeking to sell.”

6.                  In regard to the timing of recognizing commission revenues, we note the change from “online acceptance of the buyers offer by the seller” to “only when a buyer pays a seller for a received device.” Please explain why the change in the business model was necessary. Furthermore, tell us whether or not there were a significant number of unconsummated sales transactions between buyers and sellers leading to a material amount of unpaid commissions due to, for instance, buyers not receiving sold items or sellers not receiving payment.

Response:

The Company has provided additional disclosure on page 28 to explain why the change was necessary. See response 4 above. Additionally, we advised you that supplementally our business has historically had a low rate of refunds to buyers.

Liquidity, page 30

7.                  Please disclose your monthly cash burn rate.

Response:

The Company added this disclosure on page 33 of the Amendment.

Business, page 31

Challenges, page 33

8.                  Highlight the competitive impact of ecommerce sites, such as Craigslist, that do not charge of (sic) fee to buyers or sellers for similar services.

Response:

The Company added this disclosure on page 37 of the Amendment.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Daniel Brauser

Daniel Brauser

Chief Executive Officer